SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                           Permian Basin Royalty Trust
                                (Name of Issuer)

                          Units of Beneficial Interest
                          (Title of Class of Securities)

                                    714236106
                                  (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,409,000, which constitutes approximately 5.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 46,608,796 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 2,409,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,409,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,409,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  5.2%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,409,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: 2,409,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,409,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  5.2%

14.  Type of Reporting Person: IN
-------------
  (1) Solely in his capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,409,000 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 2,409,000 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,409,000 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  5.2%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,409,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 2,409,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,409,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.2%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P.

Item 1.   SECURITY AND ISSUER.

     This statement relates to the Units of Beneficial Interest, (the "Units"), of Permian Basin Royalty Trust (the "Issuer"). The principal executive offices of the Issuer are located at 1300 Summit Avenue, Suite 300, Fort Worth, Texas 76102.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of Alpine Capital, L.P., a Texas limited partnership ("Alpine"), Robert W. Bruce III ("R. Bruce"), Algenpar, Inc., a Texas
corporation ("Algenpar"), and J. Taylor Crandall ("Crandall"). Alpine, R. Bruce, Algenpar, and Crandall are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (c)

     ALPINE

     Alpine is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Alpine, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to R. Bruce and Algenpar, the two general partners of Alpine, is set forth below.

     R. BRUCE

     R.  Bruce's principal occupation or employment is serving as a principal of
The  Robert  Bruce Management Company., Inc. ("Bruce Management").   R.  Bruce's
business address is 96 Spring Street, South Salem, New York 10590.

     Bruce Management is a New York corporation, the principal business of which is providing consulting services and rendering investment advice to Alpine. The principal business address of Bruce Management, which also serves as its principal office, is 96 Spring Street, South Salem, New York 10590.

     ALGENPAR

     Algenpar is a Texas corporation, the principal business of which is serving as one of two general partners of Alpine. The principal business address of Algenpar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     CRANDALL

     Crandall's principal occupation or employment is serving as Vice President-Finance of Keystone, Inc. ("Keystone"). Crandall's business address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

          Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used by the Reporting Persons to purchase shares are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $11,729,410.84

     R. Bruce        Not Applicable         Not Applicable

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the shares.

Item 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons acquired and continue to hold the shares reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)

     ALPINE

     The aggregate number of shares that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 2,409,000, which constitutes approximately 5.2% of the outstanding shares of the Stock.

     R. BRUCE

     Because of his position as one of two general partners of Alpine, R. Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 2,409,000 shares, which constitutes approximately 5.2% of the outstanding shares of the Stock.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,409,000 shares, which constitutes approximately 5.2% of the outstanding shares of the Stock.

     CRANDALL

     Because of his position as President and sole stockholder of Algenpar, one of two general partners of Alpine, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,409,000 shares, which constitutes approximately 5.2% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,409,000 shares of the Stock.

     R. BRUCE

     As one of two general partners of Alpine, R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,409,000 shares of the Stock.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,409,000 shares of the Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,409,000 shares of the Stock.

     (c) During the past sixty days, Alpine has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

                  NO. OF SHARES    PRICE PER
     DATE           PURCHASED        UNIT

     06/08/99         2,100        $ 3.96
     06/11/99        10,200          4.25
     06/15/99         2,500          4.21
     06/17/99        12,000          4.14
     06/21/99         2,600          4.04
     06/22/99         5,000          4.04
     06/25/99        15,000          4.09
     06/28/99        10,000          4.02
     06/29/99         3,000          4.07
     06/30/99         3,000          4.17
     07/02/99        25,000          4.29
     07/07/99         1,600          4.29
     07/08/99        14,700          4.32
     07/09/99        16,400          4.43
     07/12/99         6,000          4.42
     07/14/99         4,000          4.44
     07/15/99           500          4.40
     07/16/99        10,500          4.57
     07/20/99         8,200          4.65
     07/22/99         5,000          4.77
     07/23/99        15,900          4.75
     07/26/99         6,000          4.84
     07/27/99        13,000          4.90
     07/28/99        36,000          5.02
     07/29/99        30,000          5.05
     07/30/99         4,500          5.18
     08/02/99         5,000          5.27
     08/03/99        50,000          5.12
     08/04/99         3,000          5.25
     08/05/99        12,000          5.30
     08/06/99        14,500          5.39

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein or in the Exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares owned by the Reporting Persons.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: August 6, 1999

                                  ALPINE CAPITAL, L.P.

                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager

                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III

                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL


                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith